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                          January 16, 2024

       R. Michael Dudley
       Chief Executive Officer
       Transcode Therapeutics, Inc.
       6 Liberty Square, #2382
       Boston, MA 02109

                                                        Re: Transcode
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 11,
2024
                                                            File No. 333-276467

       Dear R. Michael Dudley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences